Exhibit 4(H)

9 June 2004

PRIVATE & CONFIDENTIAL

Mr Seamus French

WMC Nickel Operations

Perth

Dear Seamus,

Following our recent discussions, we are pleased to offer you the position of Executive General Manager - Copper and Uranium with WMC Resources Limited.

Confirmation of your new role and remuneration details are:

Position:	Executive General Manager – Copper and Uranium

Position Band:	Executive

Commencement Date:	21 June 2004

Reporting to:	Chief Executive Officer

Location:	Melbourne, Australia

Your package is comprised of:

	Fixed Annual Reward (FAR)	$650,000 p.a.

	Short Term Incentive (STI) - up to 70% of FAR p.a.	$455,000

	Executive Share Plan (ESP) - up to 75% of FAR p.a.	$487,500

	MAXIMUM TOTAL REMUNERATION	$1,592,500

Salary Packaging Arrangements

Your Fixed Annual Reward includes both your Superannuation benefit and a value for the provision of a motor vehicle. You will be required to salary sacrifice the minimum statutory superannuation contribution, and you may elect to salary sacrifice to obtain a motor vehicle via our third pary motor vehicle provider.

Your superannuation salary sacrifice options are:

1.	The minimum required under the Superannuation Guarantee (SG), equivalent to the prevailing SG rate multiplied by the maximum contribution base (MCB). The SG rate is 9% and the MCB is currently $122,240 which is adjusted by the average weekly ordinary times earning (AWOTE) index each July. Under this arrangement your superannuation salary sacrifice would be $11,001 per annum, or	WMC Resources Ltd ABN 76 004 184 598 GPO Box 860K Melbourne Vic 3001

2.	The prevailing SG rate multiplied by your cash base capped at your age based contribution. Age based contribution limits are currently for employees aged 35 to 50 $36,754 and for employees over 50 years $91,149. These limits are adjusted by the AWOTE index each July.	Level 17 IBM Centre 60 City Road Southbank Vic. 3006 Australia Tel +61 (0)3 9685 6000 Fax +61 (0)3 9686 3569

Tenure and Notice

The nature of your employment with WMC Resources is on a full time basis. Your contract will be reviewed annually with respect to the notice provision outlined in clause 3.1 of the attached contract.

Location

This is a Melbourne Australia based role. You will be provided with relocation support as per the Company Policy. This will include amongst other provisions a relocation allowance, temporary accommodation, assistance for fees associates with the purchase of a new home and sale of your old home, and relocation of household effect and vehicles.

Executive Share Plan

Subject to Board approval, an Executive Share Plan is offerred annually as a percentage of FAR subject to the perfomance of the company, relative to a peer group of international resources companies.

Short Term Incentive Scheme

A Short Term Incentive Scheme is provided annually as a percentage of FAR subject to meeting annual individual and company performance criteria.

Should you require clarification on any aspect of the offer please contact Tim Scully General Manager - HR. Full details of WMC Resources HR Policy and Procedures can be accessed through the WMC intranet site should you wish to review them.

To accept the offer, please sign one copy of this letter and the Contract of Employment and forward these to the following address (envelope enclosed).

Greg Travers

EGM Group Services

WMC Resources Ltd

PO Box 860K

Melbourne

Vic 3001

Seamus, I look forward to you joining my Executive Team and working with you to grow the business.

Yours sincerely

Andrew Michelmore

Chief Executive officer

I confirm my acceptance of this Letter of Offer Contract of Employment, and Leave / Roster / Hours Attachment.

Date: 10 / 06 / 04
Seamus French

CONTRACT OF EMPLOYMENT

Between

WMC Resources LTD

(A.B.N. 76 004 184 598)

and

Seamus French

Should you require clarification on any aspect of this contract please contact Tim Scully.

9 June 2004

WMC Resources Ltd and Seamus French

1.	FIXED ANNUAL REWARD

Fixed Annual Reward (FAR) will be reviewed on an individual basis following completion of the Company’s Performance Review in December of each year. An increase is not guaranteed and is subject to your assessed performance and the Company’s economic performance.

FAR is paid by the Company to fully compensate you in respect of all entitlements including payment for all hours worked.

FAR will be paid monthly, half monthly in arrears and half monthly in advance, by direct transfer into your nominated account with a bank or other approved, recognised financial institution.

2.	DISCLOSURE OF INFORMATION ON ENGAGEMENT

All information provided by you to the Company prior to appointment must be accurate and complete. Failure to comply with this obligation may result in disciplinary action, including termination of employment, being taken.

3.	TERMINATION OF EMPLOYMENT

3.1	Notice Period

This contract may be terminated by either party by the giving of twelve (12) months notice in writing by the company or six (6) months notice in writing by you, or by payment by the Company to you or forfeiture by you of the equivalent amount of salary in lieu of such notice, as the case may be.

This Contract may be terminated immediately by the Company for any conduct on your part which would justify summary dismissal. In such circumstances payment shall be up to the time of dismissal only.

3.2	Recovery of Monies

Monies owed by you to the Company, or paid in advance by the Company to you, may be recovered from any accrued entitlements owing to you. The Company is authorised to make any deductions for the purposes of this clause following presentation of a statement of all amounts owed by you to the Company.

4.	LEAVE

Upon completion of each 12 months service you shall be entitled to the annual leave in accordance with your leave advice. Annual Leave will be accumulated on a pro-rata basis.

Your accumulation of annual leave may not exceed six (6) weeks without my express written approval.

WMC Resources Ltd and Seamus French

5.	SAFETY

You will comply with relevant Acts, Regulations and other Codes of Practice and Company Safety Policy (as amended from time to time) including, without limitation, requirements to wear safety equipment whilst in areas requiring such equipment.

6.	MEDICAL SCREENING

The Company may require you to undertake such medical tests as the Company deems appropriate including, without limitation, random drug and alcohol testing as part of the Company’s safety policy and you hereby agree to undertake such test or tests as directed by the Company.

7.	BUSINESS CONDUCT

You will ensure that your standard of conduct is at all times in accordance with the highest ethical standards with respect to all business dealings involving the Company and undertake to comply with all requirements of the Company’s Code of Conduct (copy attached). You will be required to acknowledge that you have read our Code of Conduct and confirm that you agree to act in accordance with the Code. The WMC Board and all employees reaffirm their commitment to the Code annually.

8.	COMPUTER USE

You agree to comply with the Company’s policies regarding Computer Use. These policies are available on WMC’s Intranet. You recognise that the Company uses certain computer software under licence which may not be reproduced or copied by you in any way, unless specifically approved.

9.	CONFIDENTIALITY - COMPANY PROPERTY

Except with the prior written approval of the Company or in the proper discharge of your duties, you shall not disclose to any third party during the currency of this contract or thereafter any information relating to the Company’s affairs which may come to your knowledge. In the course of your employment and during the term of this contract and as far as is reasonable thereafter you shall use your best endeavours to prevent the disclosure of any such confidential information to or by a third party.

All property of the Company including, without limitation, reports, documents, files, books, manuals, records, information, statements, papers, writing and similar items (whether in hard copy, electronic, magnetic or other form) relating to the Company’s affairs and all other materials, property or equipment shall be and remain the property of the Company and shall be handed over to the Company by you from time to time on demand and in any event on your leaving the service of the Company.

WMC Resources Ltd and Seamus French

You agree to treat the terms of this contract, in particular Clause 3 - Termination of Employment and other communications with Company officers in or in connection with the formation of this contract (“the contract information”) as confidential. You further agree that you will not disclose the contract information either directly or indirectly to any other employee of the Company.

In the event that you breach this confidentiality obligation in respect of the contract information, you agree and accept that the Company is entitled, at its discretion, to substitute in lieu of the notice of termination obligations set out in Clause 3, a provision entitling the Company to terminate your contract of employment on the giving of one month’s notice or by payment in lieu.

10.	INTELLECTUAL PROPERTY

You must immediately, freely and fully disclose to the Company any work related invention, improvement or discovery you make as an employee. All such inventions, improvements or discoveries you make are the absolute property of WMC.

You must not at any time during or after the cessation of your employment with WMC apply for or claim any entitlement to any letters patent, design, copyright (registrable or otherwise) or other form of protection whether in Australia or elsewhere, in relation to such intellectual property.

You are required to assign to WMC any right you may have to a grant of letters patent, design, copyright (registrable or otherwise) or other form of protection regardless of whether it is held in Australia or elsewhere.

The Company policy in relation to intellectual property is contained in the Business Ethics section of the WMC Group Human Resources Policy & Procedures Manual.

11.	INDIGENOUS PEOPLE

You are required to respect the responsibilities, laws, tradition and culture of all people regardless of race and whether or not they are enacted in legislation. The laws with respect to indigenous people will be the minimum standard to which adherence is required.

12.	ENVIRONMENTAL RESPONSIBILITIES

You are required to carry out your role in an environmentally responsible manner and comply with relevant Acts, Regulations and other Codes of Practice and the Company Environmental Policy.

13.	POLICIES AND PROCEDURES

In addition to the provisions of this contract of employment, the terms and conditions of employment which apply to you are those contained in the WMC

WMC Resources Ltd and Seamus French

Resources Ltd Group Human Resources Personnel Policy and Procedures Manual.

You are required to comply with all lawful directions of the Company in relation to workplace policies and procedures and with the Company’s rules, regulations, policies, practices, and procedures, as amended from time to time. Company Policy and Procedures Manuals can be accessed on the WMC intranet site.

It is your responsibility to familiarise yourself with the requirements of WMC’s policies and procedures.

14.	HEALTH AND FITNESS EXAMINATION

The Company provides a health care program for senior managers, this is currently provided by an external health management services company. A representative from this firm will contact you at the appropriate time to discuss the program and arrange for your next appointment.

15.	FINANCIAL PLANNING REIMBURSEMENT

The Company provides reimbursement of up to $2,500 per annum for costs you may incur in relation for financial planning services and associated advice.

WMC Resources Ltd and Seamus French

IN WITNESS WHEREOF the parties have executed this agreement.

For WMC Resources Ltd

Signed:
Name:	Andrew Michelmore
Title:	Chief Executive Officer
Date:	9 June 2004

and

Signed:
Name:	Seamus French
Date:	10 June 2004